AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 1997
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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           WAINOCO OIL CORPORATION
 -----------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

               WYOMING                                    74-1895085
 ----------------------------------------            --------------------
 (State of Incorporation of Organization)              (I.R.S. Employer
                                                      Identification No.)

 10000 Memorial Dr., Suite 600, Houston, Texas              77024
 ---------------------------------------------       --------------------
 (Address of Principal Executive Offices)                 (Zip Code)


If this Form relates to the              If this Form relates to the
registration of a class of securities    registration of a class of securities
pursuant to Section 12(b) of the         pursuant to Section 12(g) of the
Exchange Act and is effective pursuant   Exchange Act and is effective pursuant
to General Instruction A.(c), please     to General Instruction A.(d), please
check the following box. [x]             check the following box.[ ]


Securities Act registration statement file number to which this
                           form relates:      33-28924
                                          ---------------
									      (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:


     Title of Each Class                     Name of Each Exchange on Which
     to be so Registered                     Each Class is to be Registered

  7 3/4 % Convertible Subordinated           New York Stock Exchange, Inc.
    Debentures, Due 2014


Securities to be registered pursuant to Section 12(g) of the Act:

                                Not applicable
 -----------------------------------------------------------------------------
                               (Title of class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

General

   The 7 3/4% Convertible Subordinated Debentures due June 1, 2014 (the "Debentures") are unsecured obligations of Wainoco Oil Corporation, a Wyoming corporation (the "Company") of equal rank with the Company's 10 3/4% Subordinated Debentures due 1998 currently outstanding and subordinated as to principal, premium, if any, and interest to all Senior Indebtedness ("Senior Indebtedness" having the same definition as the one assigned to it in the indenture identified in the following sentence) of the Company currently outstanding or incurred from time to time. The Debentures were issued under an Indenture, dated as of June 1, 1989 (the "Indenture"), between the Company and Texas Commerce Trust Company of New York, as Trustee (the "Trustee"), a copy of which was filed as an exhibit to the Registration Statement (file number 33-28924) covering the Debentures (the "Registration Statement").

   The terms of the Debentures include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act") as in effect on the date of the Indenture. Potential investors are referred to the Indenture and the Trust Indenture Act for a statement of such terms. The following discussion, unless the context otherwise requires, is a summary of the substance or general effect of certain provisions of the Indenture and is qualified in its entirety by reference to the Indenture and the cited provisions thereof. Unless otherwise provided, capitalized terms contained in this Form 8-A have the same meanings as defined in the Indenture.

   The Debentures are limited in aggregate principal amount to $46,000,000, and have been issued as fully registered Debentures in denominations of $1,000 or integral multiples thereof. The Debentures bear interest at 7 3/4% per annum from and after July 13, 1989. Payments of interest are made semi-annually on June 1 and December 1 in each year. The Debentures will mature on June 1, 2014. Interest is computed on the basis of a 360-day year of twelve 30-day months.

   Texas Commerce Trust Company of New York is the Registrar Paying Agent and Conversion Agent for the Debentures. Payment of the principal of the Debentures is made at the office of the Paying Agent. The Debentures are exchangeable and transferable at the office of the Registrar without charge therefor, except for any tax or other governmental charge connected therewith.

   The Company furnishes holders of its Common Stock annual reports containing audited financial statements and interim reports containing unaudited financial statements. The Company will furnish holders of the Debentures such reports upon request.

Conversion

   The holders of Debentures are entitled at any time prior to the close of business on June 1, 2014, subject to prior redemption and to the occurrence of a Corporate Change, to convert the Debentures or portions thereof (in denominations of $1,000 or integral multiples thereof) into Common Stock of the Company, at the conversion price of $8 3/4 per share, subject to adjustment as described below.

   The conversion price is subject to adjustment as set forth in the Indenture upon the occurrence of certain events, including (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (ii) subdivisions and combinations of the Common Stock; (iii) the making of a distribution on the Common Stock in shares of the Company's capital stock (other than Common Stock) or the issuance by way of reclassification of its Common Stock of any shares of its capital stock; (iv) the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for Common Stock at less than the current market price (as defined in the Indenture) of the Common Stock; (v) the distribution to all holders of Common Stock of debt securities or assets of the Company or rights or warrants to purchase debt securities, assets, or other securities of the Company (excluding cash dividends or other cash distributions from consolidated retained earnings or consolidated earnings since June 30, 1989, and excluding rights and warrants referred to in
(iv) above) and (vi) certain repurchases of Common Stock at a premium to the current market price. No adjustment in the conversion price need be made unless such adjustment would require a change of at least 1% in the conversion price. Any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment. In addition, no adjustment in the conversion price need be made (i) for rights to purchase Common Stock pursuant to a Company plan for reinvestment of dividends or interest or (ii) for a change in the par value or no par value of the Common Stock. Also to the extent the Debentures become convertible into cash, no adjustment need be made thereafter as to the cash and interest will not accrue on the cash.

   The Company may voluntarily reduce the conversion price by any amount for any period of time if the period is at least 20 days and if the reduction is irrevocable during the period, provided that the conversion price is not less than the par value of a share of Common Stock and provided that the Company provides written notice to each holder of Debentures at such holder's registered address at least 15 days before the date on which the reduced conversion price takes effect.

   Interest will be paid on any interest payment date with respect to Debentures tendered for conversion after the record date for payment of interest. Except as aforesaid and as described below with respect to Debentures converted pursuant to a conversion right arising upon a Corporate Change or an Ownership Change, on conversion, no accrued and unpaid interest will be payable on a Debenture surrendered for conversion.

   The Company is not required to issue fractional shares of Common Stock upon conversion of Debentures and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last business day prior to the date of conversion.

   If a Debenture is called for redemption by the Company (see "- Redemption - Redemption at the Option of the Company"), in whole or in part, the right of the holder to convert into Common Stock the portion of the Debenture so called for redemption terminates at the close of business on the redemption date. To convert a Debenture, a holder must: (i) complete and sign the conversion notice on the back of the Debenture; (ii) surrender the Debenture to the Conversion Agent; (iii) furnish all appropriate endorsements and transfer documents if required by the Registrar or Conversion Agent; and (iv) pay any applicable transfer or similar taxes, if any Common Stock is to be issued in the name of any person other than the holder.

   Special Conversion Rights Upon Corporate Change or Ownership Change

   If a Corporate Change should occur with respect to the Company, the right of holders of Debentures to convert into Common Stock of the Company shall terminate as of the effective date of such Corporate Change and, thereafter, each holder of a Debenture shall have the right, at the holder's option, for a period of 60 days after the mailing of a notice by the Company that a Corporate Change has occurred, to convert all of such holder's Debentures, or a portion thereof which is $1,000 or any integral multiple thereof, into Common Stock of the Company which is Marketable (as defined below) or, if the Company should no longer be the obligor on the Debentures, Marketable common stock of the corporation that is the successor obligor on the Debentures, with a Prescribed Value (as defined below) equal to the Repurchase Value of the Debentures for which conversion is elected. The Company or the successor obligor, as the case may be, may, at its option, in lieu of providing Marketable common stock upon any such conversion, provide the holder with cash equal to the Repurchase Value of the Debentures for which conversion was elected. Debentures which are not converted as provided above will become convertible into the kind and amount of securities, cash or other assets which the holders of the Debentures would have owned immediately after the Corporate Change if the holders had converted the Debentures immediately before the effective date of the Corporate Change. The Company will notify the registered holders of Debentures of any pending Corporate Change at lease 30 days in advance of the effective date of any such Corporate Change in order to allow such holders an opportunity to exercise their conversion rights prior to the effective date of such Corporate Change.

   If an Ownership Change should occur with respect to the Company, each holder of a Debenture shall have the right, at the holder's option, for a period of 60 days after the mailing of a notice by the Company that an Ownership Change has occurred, to convert all of such holder's Debentures, or a portion thereof which is $1,000 or any integral multiple thereof, into Common Stock of the Company with a Prescribed Value equal to the Repurchase Value of the Debentures for which conversion is elected. The Company may, at its option, in lieu of providing Common Stock upon any such conversion, provide the holder with cash equal to the Repurchase Value of the Debentures for which conversion was elected. The conversion right arising upon an Ownership Change will only be applicable with respect to the first Ownership Change that occurs after the date of the Indenture.

   The right of the Company to provide cash in lieu of Common Stock upon conversion, as described above is subject to the restriction that the Company may not exercise such right when the subordination provisions set forth in the Indenture would not permit the Company to make a payment of principal of or interest on the Debentures.

   If a Corporate Change or an Ownership Change shall occur with respect to the Company, then within 30 days after the occurrence of such Corporate Change or Ownership Change, the Company will mail to the Trustee and each registered holder of a Debenture a notice setting forth details regarding the right of the holders to convert their Debentures as a result of such Corporate Change or Ownership Change, as the case may be. The holder of a Debenture must exercise this conversion right within the 60-day period after the mailing of such notice by the Company. Exercise of such conversion right shall be irrevocable and interest on Debentures (or portions thereof) tendered for conversion shall cease to accrue from and after the conversion date. The conversion date with respect to the exercise of a conversion right arising upon a Corporate Change or Ownership Change shall be the 60th day after the mailing of the notice by the Company that a Corporate Change or Ownership Change, as the case may be, has occurred.

   As used herein, a "Corporate Change" with respect to the Company shall be deemed to have occurred at such time as the Company sells, leases or otherwise transfers all or substantially all of its assets or is a party to a merger, consolidation, combination, reorganization or other transaction that results in a reclassification, conversion, exchange, cancellation or other change (other than the issuance of additional shares of Common Stock by the Company in an acquisition) in its outstanding Common Stock, which reclassification, conversion, exchange, cancellation or other change does not result in an adjustment in the conversion price.

   As used herein, an "Ownership Change" with respect to the Company shall be deemed to have occurred at such time as any person, together with its affiliates and associates, is or becomes the beneficial owner, directly or indirectly, of more than 50% of the outstanding Common Stock of the Company pursuant to a transaction that does not constitute a Corporate Change with respect to the Company.

   Neither a Corporate Change nor an Ownership Change, however, will be deemed to occur with respect to any transaction in which the consideration received by the holders of Common Stock of the Company consists solely of common stock which is (or will, upon consummation of such transaction be) listed on a national securities exchange or approved for quotation in the NASDAQ National Market System or any similar system of automated dissemination of quotations of securities prices in the U.S.

   As used herein, "Marketable" common stock shall mean common stock which is (or will upon the distribution thereof, be) listed on a national securities exchange or approved for quotation in the NASDAQ National Market System or any similar system of automated dissemination of quotations of securities prices in the U.S.

   As used herein, the "Prescribed Value" of the Common Stock of the Company or, if the Company should no longer be the obligor on the Debentures, the common stock of the corporation that is the successor obligor on the Debentures, shall be 95% of the average of the closing sale price of such common stock for the five business days ending on the third business day preceding the conversion date.

   As used herein, the "Repurchase Value" of a Debenture converted during the 60-day period following the occurrence of a Corporate Change or an Ownership Change shall mean a value equal to 100% of the principal amount of the Debentures so converted, together with the premium that such holders would have been entitled to receive if the Debentures had been redeemed at the Company's option on the date of such Corporate Change or Ownership Change and any accrued and unpaid interest to the conversion date.

Redemption

   Redemption at the Option of the Company. The Debentures will be redeemable at the option of the Company, at any time, on not less than 30 and not more than 60 days' notice before the redemption date, in whole or from time to time in part, on or after June 1, 1992, at the following redemption prices expressed in percentages of principal amount:

   If redeemed during the 12-month period beginning June 1,

      Year                                       Redemption Price
      ----                                       ----------------
      1992 .....................................      105.425%
      1993 .....................................      104.650
      1994 .....................................      103.875
      1995 .....................................      103.100
      1996 .....................................      102.325
      1997 .....................................      101.550
      1998 .....................................      100.775

and thereafter at 100% of the principal amount thereof, in each case together with accrued and unpaid interest to the date fixed for redemption.

   Mandatory Redemption by the Company. The Company will redeem 5% of the original outstanding principal amount of the Debentures issued (including such Debentures as may be issued to cover the over-allotment option) on June 1, 2000 and on each June 1 thereafter until June 1, 2013 at a redemption price of 100% of the principal amount thereof, plus accrued interest to the redemption date. Such redemptions are calculated to retire 70% of the Debentures prior to maturity. Any Debentures previously converted, acquired or redeemed by the Company, otherwise than through mandatory redemption, may, at the option of the Company, be credited at 100% of principal amount against the required amount of mandatory redemption payments.

   Selection and Notice. In the event of optional or mandatory redemption, as described above, of less than all of the Debentures, the Trustee shall select the Debentures to be redeemed either pro rata or by lot. Debentures in denominations larger than $1.000 may be redeemed in part in integral multiples of $1,000. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Debentures to be redeemed at the holder's registered address. Unless the Company defaults in making the redemption payment, on and after the redemption date interest ceases to accrue on Debentures or portions thereof called for redemption.

Subordination

   The Debentures will be equal in rank to the 10 3/4% Subordinated Debentures currently outstanding and subordinated in right of payment to all Senior Indebtedness. The term "Senior Indebtedness" is defined in the Indenture to mean the principal of and interest on (a) all indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created or assumed, (i) for money borrowed by the Company (including lease financing indebtedness), (ii) for money borrowed by others (including lease financing indebtedness) and guaranteed, directly or indirectly, by the Company or (iii) constituting purchase money indebtedness, or indebtedness secured by property at the time of acquisition of such property by the Company, for the payment of which the Company is directly or contingently liable, and (b) all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any such indebtedness, unless by the terms of the instrument creating or evidencing any indebtedness described in (a) or (b) above it is expressly provided that it is not superior in right of payment to the Debentures. Senior Indebtedness as defined shall not include the 10 3/4% Subordinated Debentures. The Indenture contains no limitation on the incurrence of additional Senior Indebtedness by the Company.

   The Indenture prohibits any payment on account of the principal of or premium, if any, or interest on or the mandatory redemption of (other than with certain Debentures then owned by the Company) or the optional redemption or optional conversion into cash of the Debentures if any default in the payment of principal of or premium, if any, or interest on or sinking or analogous fund for Senior Indebtedness has occurred and is continuing. If the maturity of the Debentures has been accelerated as a result of the occurrence of an Event of Default (as defined below) under the Indenture, no payment on account of the principal of or premium, if any, or interest on the Debentures may be made, unless full payment of principal of, premium, if any, and interest on Senior Indebtedness then due or declared to be due within 90 days of notice of such Event of Default has been made except for payments at the expressed maturity of the Debentures, current interest payments and any mandatory redemption payments made on the Debentures, in each case to cure such Event of Default.

   Upon any distribution of assets of the Company in connection with any dissolution, winding up liquidation or reorganization of the Company, the holders of all Senior Indebtedness will first be entitled to receive payment in full of the principal thereof and premium, if any, and interest due thereon before the holders of the Debentures are entitled to receive any payment upon the principal of or premium, if any, or interest on the Debentures.

   By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Debentures, and creditors of the Company who are not holders of Senior Indebtedness or of the Debentures may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of the Debentures.

   As of September 30, 1997, the aggregate amount of Senior Indebtedness outstanding totaled approximately $49,318,000. This amount of debt consisted of $49,318,000 of 12% Senior Notes, with no debt outstanding under the Frontier revolving credit facility.

Choice of Law and Other Considerations

   New York law has been selected as the law governing the Indenture and the Debentures. It is not clear under Texas law whether a Texas court would give effect to such choice of law provision or would instead apply certain aspects of Texas law, including provisions of Texas usury laws. Although interest accrues on the Debentures only at 7 3/4% per annum, it is possible that a court applying Texas law could determine that the value of the conversion feature constitutes additional interest and that such interest exceeds the limitations applicable under Texas usury laws. If such laws were applicable to the Debentures, a purchaser or a subsequent transferee of the Debentures might be subject to substantial penalties or forfeitures.

   The Company has agreed (to the extent it may lawfully do so) not to insist upon, plead or claim or take the benefit or advantage of any usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal or premium, if any, or interest on the Debentures.

Successor Entity

   The Company may not consolidate with or merge into or transfer or lease all or substantially all of its assets to another entity unless immediately after such transaction no Default or Event of Default shall have occurred and be continuing and such entity assumes all the obligations of the Company under the Debentures and the Indenture, except for the conversion obligation if an affiliate of such entity obligates itself by supplemental indenture to deliver securities, cash or other assets upon conversion of the Debentures.

Defaults and Remedies

   An "Event of Default" is defined as a default for 30 days in payment of interest on the Debentures or a default in payment of the principal of or premium, if any, on the Debentures when the same shall become due and payable at maturity, upon conversion, redemption or otherwise: failure of the Company to comply with any of its other agreements in the Debentures or the Indenture, within 60 days after written notice is given of such failure; default by the Company (unless contested in good faith by the Company) in the payment of any indebtedness for borrowed money having an outstanding principal balance of $5,000,000 or more whether such indebtedness now exists or shall hereafter be created, and any period of grace with respect thereto shall have expired, resulting in the acceleration of such indebtedness prior to the date on which it would otherwise become due and payable and such acceleration is not rescinded within 30 days after proper written notice; and certain events of bankruptcy, insolvency or reorganization of the Company.

   The Indenture provides that the Trustee, within 90 days after the occurrence of a Default (as defined in the Indenture) which is continuing, will give notice thereof to the holders of the Debentures: provided that, except in the case of Default in the payment of principal of or interest on any of the Debentures, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Debentures.

   In case an Event of Default shall occur and be continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the Debentures then outstanding, by notice in writing to the Company, may declare all unpaid principal and accrued interest on all Debentures then outstanding to be due and payable immediately. Any such acceleration may be rescinded by the holders of a majority in aggregate principal amount of the Debentures then outstanding, upon the conditions provided in the Indenture.

   Defaults may be waived by the holders of a majority of the aggregate principal amount of Debentures then outstanding, upon the conditions provided in the Indenture, other than an uncured Default in payment of principal of, premium, if any, or interest on the Debentures or an uncured Default with respect to the conversion of Debentures.

   The Indenture includes a covenant that the Company will file quarterly with the Trustee a statement specifying any Defaults by the Company of which the signers may have knowledge.

Amendment and Supplement of the Indenture

    Subject to certain exceptions, the Indenture or the Debentures may be amended or supplemented only with the consent of the holders of not less than a majority in aggregate principal amount of the Debentures then outstanding provided that no such modification may, without the consent of each holder of the Debentures affected thereby, (i) reduce the amount of Debentures whose holders must consent to an amendment, supplement or waiver, (ii) reduce the rate or change the time for payment of interest on any Debenture, (iii) reduce the principal of or premium on, if any, or change the fixed maturity of any Debenture, (iv) alter the redemption provisions of any Debenture, (v) waive a default in the payment of the principal of, premium, if any, or interest on any Debenture, (vi) make any Debenture payable in currency other than that stated in the Debenture, (vii) modify the subordination provisions in the Indenture in a manner that materially adversely affects the rights of any Debentureholder, (viii) make any changes in the provisions of the Indenture regarding waiver of past defaults or the right of any holder of Debentures to institute suit for the payment of any Debenture, or
(ix) increase the conversion price with respect to the Debentures, except for adjustments to the conversion price as provided for in the Indenture or otherwise impair the conversion rights as provided in the Indenture. Without the consent of any holder, the Company may amend or supplement the Indenture or the Debentures in certain limited circumstances, including (i) to cure any ambiguity, omission, defect or inconsistency, provided such action does not materially adversely affect the interests of the Debentureholders, (ii) to provide for the continuation of the Company's obligations under the Indenture upon merger, consolidation or other reorganization of the Company, (iii) to provide for uncertificated Debentures in addition to or in place of certificated Debentures, (iv) to make any change that does not materially adversely affect the rights of any Debentureholder or (v) to conform to the Trust Indenture Act or other similar federal law.

   The subordination provisions in the Indenture may not be amended in a manner that materially adversely affects the rights of any holder of an issue of Senior Indebtedness unless the holders of that issue consent to such amendment.

Discharge of the Indenture

   The Company's obligations under the Indenture (except for certain obligations including the remaining rights of conversion of the Debentures) will be terminated upon payment of all the Debentures or upon deposit with the Trustee of cash or U.S. Government Obligations (as defined in the Indenture) sufficient to pay the principal of and interest on the Debentures.

The Trustee

   Texas Commerce Trust Company of New York is the Trustee under the Indenture. Its address is: 80 Broad Street, Suite 400, New York City, New York 10004,
Attention: Corporate Trust Department. The Company has also appointed Texas Commerce Trust Company of New York as the initial Registrar, Paying Agent and Conversion Agent under the Indenture.

   The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act), it must eliminate such conflict or resign.

   The holders of a majority in aggregate principal amount of the Debentures then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, provided that such direction does not conflict with any law or the Indenture, would not be unduly prejudicial to the rights of other holders of the Debentures and would not involve the Trustee in personal liability. The Indenture provides that in case an Event of Default shall occur (and be continuing), the Trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will be under no obligation to exercise any of its power under the Indenture at the request of any of the holders of the Debentures unless such holders shall have offered to the Trustee indemnity satisfactory to it.

ITEM 2.  EXHIBITS.

   I. Since the Company's Common Stock is already listed on the New York Stock Exchange, Inc., and the Debentures are being registered for listing also on the New York Stock Exchange, Inc., the following exhibits are being filed or incorporated by reference with each copy of this Form 8-A being filed with the Commission and the New York Stock Exchange, Inc.:

      1) Copy of the Indenture dated as of June 1, 1989 between Wainoco Oil Corporation and Texas Commerce Trust Company of New York, Trustee, incorporated by reference from Registration Statement (No. 33-28924) filed May 25, 1989, and effective on July 6, 1989; and

      2) Specimen of the 7 3/4% Convertible Subordinated Debentures, due 2014, incorporated by reference from Registration Statement (No. 33-28924) filed May 25, 1989, and effective on July 6, 1989.

   II.  No exhibits are being filed under Instruction II of Form 8-A.



SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Wainoco Oil Corporation has duly caused this Form 8-A to be signed on its behalf by the undersigned, thereunto duly authorized.


                              WAINOCO OIL CORPORATION

                              By: /s/Julie H. Edwards
                                  -------------------
                              Name:  Julie H. Edwards
                              Title: Senior Vice President - Finance & Chief Financial Officer
                              Dated: October 6, 1997